Exhibit 99.1
For Immediate Release
Flamel Technologies Announces Third Quarter 2009 Results; Additional
New Projects; Cash Increases from $45.1 to $48.8 million
LYON, France—November 16, 2009—Flamel Technologies (Nasdaq:FLML) today announced its financial results for the third quarter of 2009. Highlights in the third quarter included:
•	Significant technical and preclinical success in moving forward with our existing projects.

•	the signing of two further projects, one for Medusa for potentially multiple molecules, and the other for a Micropump formulation; and

•	an increase in the Company’s cash and marketable securities from $45.1 million at the end of the first quarter to $48.8 MM.
Stephen H. Willard, Flamel’s chief executive officer, commented, “In addition to our continued success in attracting new projects and new partners, we are reaching a stage where many of our existing projects are generating positive results. This is important as they will create the opportunities to move these formulations forward through the regulatory pipeline. ”
“This success is seen not only with delivery of proteins and peptides, but also with the expansion into a variety of other types of therapeutic agents. We are demonstrating the ability to show in vivo success with therapies other than subcutaneous injection, as most recently demonstrated in our recent agreement with Pfizer regarding intravenous delivery using our Medusa® technology.”
“Flamel is currently working on multiple projects, including those with GSK, Merck Serono, Pfizer, and Baxter. We are diversified across both new and existing molecules, in a variety of therapeutic areas. While we will continue to seek new partners and new applications, I expect the focus increasingly to shift to the success and ramp-up of some of our most promising existing programs.”
Flamel reported total revenues in the third quarter 2009 of $9.9 million, up from $9.1 million in the year-ago period. License and research revenues grew to $4.7 million versus $3.1 million in the third quarter of 2008. Product sales and services totaled $2.7 million during the quarter versus $3.0 million in the third quarter, 2008. Other revenues during the third quarter of 2009, including royalties on the sale of Coreg CR™, were $2.5 million versus $3.0 million in the year-ago period.
Costs and expenses during the third quarter of 2009 were $(15.0) million versus $(13.8) million in the year-ago period. Costs of goods and services sold in the quarter remained constant at $(2.6) million for the third quarter of both 2008 and 2009. Research and development expenses were $(9.3) million versus $(8.2) million in the third quarter of 2008. SG&A increased to $(3.1) million from $(2.9) million in the year-ago period.
Net loss in the third quarter of 2009 was $(3.4) million, compared to a net loss of $(2.3) million in the third quarter of 2008. Net loss per share (basic) for the third quarter of 2009 was ($0.14), compared to a net loss per share (basic) in the year-ago period of ($0.10).
Cash and marketable securities at the end of the third quarter totaled $48.8 million versus $45.1 million at the end of the second quarter, 2009. This marked the fourth consecutive quarter that the Company increased its cash and marketable securities position.
For the nine months of 2009, Flamel reported total revenues of $31.5 million versus $29.2 million in the first nine months of 2008. License and research revenues during the period were $16.2 million versus $9.8 million in the year-ago period. Product sales and services during the first nine months of 2009 were $7.6 million versus $10.9 million in the first nine months of 2008. Other revenues during the first nine months of 2009 were $7.8 million versus $8.4 million in the year-ago period.
During the first nine months of 2009, total costs and expenses declined to $(42.2) million, from $(44.4) million in the year-ago period. Costs of goods and services sold in the first nine months of 2009 totaled $(6.5) million versus $(7.3) million in the year-ago period. Research and development expenses during the first nine months of 2009 were $(26.3) million versus $(26.5) million during the year-ago period. SG&A for the first nine months of 2009 amounted to $(9.4) million versus $(10.7) million in the year-ago period.
Net loss in the first nine months of 2009 was $(5.7) million, compared to a net loss of $(9.4) million in the first nine months of last year. Net loss per share (basic) for the first nine months of 2009 was $(0.24), compared to net loss per share (basic) in the year-ago period of $(0.39).
A conference call to discuss earnings is scheduled for 8:30 AM EST November 16, 2009. The dial-in number (for investors in the U.S. and Canada) is 1-800-860-2442; the conference ID number is 435349. International investors are invited to dial 1 412-858-4600.
Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of proteins, peptides, as well as other large and small molecules.
Charles Marlio, Director of Strategic Planning and Investor Relations
Tel:      + (33) (0)4-7278-3434
Fax:      + (33) (0)4-7278-3435
Marlio@flamel.com
This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The document reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2008.

Schedule attached
Financial Statements (Unaudited)
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
(Amounts in thousands of dollars except share data)

	Three months ended September 30,		Nine months ended September 30,
	2008	2009	2008	2009
Revenue:
License and research revenue	$3,140	$4,726	$9,841	$16,156
Product sales and services	3,023	2,651	10,918	7,602
Other revenues	2,972	2,521	8,394	7,769

Total revenue	9,135	9,898	29,153	31,527

Costs and expenses:
Cost of goods and services sold	(2,613)	(2,567)	(7,263)	(6,508)
Research and development	(8,239)	(9,305)	(26,476)	(26,288)
Selling, general and administrative	(2,899)	(3,138)	(10,659)	(9,371)

Total	(13,751)	(15,010)	(44,398)	(42,167)

Loss from operations	(4,616)	(5,112)	(15,245)	(10,640)

Interest income net	377	92	1,127	349
Foreign gain (loss)	220	(140)	76	(288)
Other income	58	4	159	13

Loss before income taxes	(3,961)	(5,156)	(13,883)	(10,566)
Income tax benefit	1,657	1,774	4,525	4,824

Net loss	$(2,304)	$(3,382)	$(9,358)	$(5,742)

Loss per share

Basic loss per ordinary share	$(0.10)	$(0.14)	$(0.39)	$(0.24)
Diluted loss per share	$(0.10)	$(0.14)	$(0.39)	$(0.24)

Weighted average number of shares outstanding (in thousands) :

Basic	24,077	24,225	24,066	24,217
Diluted	24,077	24,225	24,066	24,217